Exhibit 21.1

List of Subsidiaries
Name	Percentage Ownership
K-Rad Consulting, LLC	100%
Med-Link USA, Inc.	100%
Western Media Acquisition Corp. (formerly Western Media Sports Holdings, Inc.)	100%
Western Media Publishing Corporation	100%